SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2022

Commission File No. 1-31690

TC Energy Corporation

(Translation of Registrant’s Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                      ☐                     Form 40-F                   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statement under the Securities Act of 1933, as amended: Form F-10 (File No. 333-252123 ).

EXHIBIT INDEX

99.1	Underwriting Agreement, dated August 5, 2022, among TC Energy Corporation and the Underwriters named therein.
99.2	Term Sheet dated August 4, 2022.
99.3	Consent of Blake, Cassels & Graydon LLP.
99.4	Consent of Norton Rose Fulbright Canada LLP.
99.5	Consent of Mayer Brown LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2022	TC ENERGY CORPORATION

	By:	/s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and Corporate Secretary